Oppenheimer Zero Coupon
                             U.S. Treasuries Trust
                                   Series B
                     Annual Report dated December 31, 1993

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series B
Independent Auditors' Report
- ---------------------------------------------------------------------------

We have audited the accompanying statements of condition, including the related portfolios of the 1996 Series and the 2006 Series of the Oppenheimer Zero Coupon U.S. Treasuries Trust, Series B, as of December 31, 1993 and the related statements of operations and changes in net assets for the years ended December 31, 1993, 1992 and 1991. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1993 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of Oppenheimer Zero Coupon U.S. Treasuries Trust, Series B at December 31, 1993 and the results of its operations and changes in its net assets for the above stated periods, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE
Denver, Colorado
February 8, 1994

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series B
Statements of Condition as of December 31, 1993

- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                    1996                 2006
                                                                                                   Series               Series
- -------------------------------------------------------------------------------------------------------------------------------
Trust Property
Investment in marketable securities (see Portfolios) - Note 1 . . . . . . . . . . . . . . .       $1,829,429         $1,480,623
Cash  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            2,785              3,392
Accrued interest receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              113                544
                                                                                                  ----------         ----------
          Total trust property  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,832,327          1,484,559
Less Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            2,898              3,936
                                                                                                  ----------         ----------
Net Assets - Note 2 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $1,829,429         $1,480,623
                                                                                                  ==========         ==========
Units Outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2,004,095          3,220,427
                                                                                                  ==========         ==========
Unit Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $   .91285         $   .45976
                                                                                                  ==========         ==========

See Notes to Financial Statements.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series B
Statements of Operations
For the Years Ended December 31, 1993, 1992 and 1991

- -----------------------------------------------------------------------------------------------------------------------------
                                                                                                     1996 Series
                                                                                    ------------------------------------------
                                                                                      1993               1992            1991
- ------------------------------------------------------------------------------------------------------------------------------
Investment Income:
Interest Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $    896         $  1,166         $  1,204
Accretion of original issue discount  . . . . . . . . . . . . . . . . . . . .        126,935          155,364          165,867
Trustee's fees and expenses - Note 3  . . . . . . . . . . . . . . . . . . . .           (896)          (1,166)          (1,204)
                                                                                     -------          --------        --------
Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . .        126,935          155,364          165,867
Realized and unrealized gain on Investments
Realized gain on securities transactions  . . . . . . . . . . . . . . . . . .              -           37,929           43,717
Net change in unrealized appreciation of investments  . . . . . . . . . . . .          8,942          (28,649)         143,476
                                                                                     -------          --------        --------
Net gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . .          8,942            9,280          187,193
                                                                                      ------          --------        --------
Net Increase in Net Assets Resulting from Operations  . . . . . . . . . . . .       $135,877         $164,644         $353,060
                                                                                    ========         ========         ========

                                                                                                      2006 Series
                                                                                    ------------------------------------------
                                                                                      1993               1992            1991
- ------------------------------------------------------------------------------------------------------------------------------
Investment Income:
Interest Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  1,439         $  1,500         $  1,788
Accretion of original issue discount  . . . . . . . . . . . . . . . . . . . .         94,089           94,747          109,891
Trustee's fees and expenses - Note 3  . . . . . . . . . . . . . . . . . . . .         (1,439)          (1,500)          (1,788)
                                                                                     -------          --------        --------
Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . .         94,089           94,747          109,891
Realized and Unrealized Gain (Loss) on Investments
Realized gain (loss) on securities transactions . . . . . . . . . . . . . . .          8,786            6,458          150,465
Net change in unrealized appreciation of investments  . . . . . . . . . . . .        176,267           26,521           27,613
                                                                                     -------         --------         --------

Net gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . .        185,053           32,979          178,078
                                                                                     -------         --------         --------
Net Increase in Net Assets Resulting from Operations  . . . . . . . . . . . .       $279,142         $127,726         $287,969
                                                                                    ========         ========         ========


See Notes to Financial Statements.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series B
Statements of Changes in Net Assets
For the Years Ended December 31, 1993, 1992 and 1991

- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                    1996 Series
                                                                                   --------------------------------------------
                                                                                      1993             1992              1991
- -------------------------------------------------------------------------------------------------------------------------------
Operations:
  Net investment income   . . . . . . . . . . . . . . . . . . . . . . . . . .      $ 126,935     $  155,364          $  165,867
  Realized gain on securities transactions  . . . . . . . . . . . . . . . . .              -         37,929              43,717
  Net unrealized appreciation (depreciation) of investments   . . . . . . . .          8,942        (28,649)            143,476
                                                                                   ---------     ----------          ----------

  Net increase in net assets resulting from operations  . . . . . . . . . . .        135,877        164,644             353,060
Capital Share Transactions - Note 4
  Issuance of Units   . . . . . . . . . . . . . . . . . . . . . . . . . . . .              -              -                   -
  Redemption of Units   . . . . . . . . . . . . . . . . . . . . . . . . . . .              -       (572,665)           (640,227)
                                                                                   ---------     ----------          ----------
  Net increase (decrease) in net assets   . . . . . . . . . . . . . . . . . .        135,877       (408,021)           (287,167)
Net Assets:
  Beginning of period   . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,693,552      2,101,573           2,388,740
                                                                                   ---------     ----------          ----------
  End of period   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $1,829,429     $1,693,552          $2,101,573
                                                                                  ==========     ==========          ==========

                                                                                                  2006 Series
                                                                                 ----------------------------------------------
                                                                                      1993            1992               1991
- -------------------------------------------------------------------------------------------------------------------------------
Operations:
  Net investment income   . . . . . . . . . . . . . . . . . . . . . . . . . .     $   94,089     $   94,747          $  109,891
  Realized  gain (loss) on securities transactions  . . . . . . . . . . . . .          8,786          6,458             150,465
  Net unrealized appreciation of investments  . . . . . . . . . . . . . . . .        176,267         26,521              27,613
                                                                                  ----------     ----------          ----------
  Net increase in net assets resulting from operations  . . . . . . . . . . .        279,142        127,726             287,969
Capital Share Transactions - Note 4
  Issuance of Units   . . . . . . . . . . . . . . . . . . . . . . . . . . . .              -              -           2,533,089
  Redemption of Units   . . . . . . . . . . . . . . . . . . . . . . . . . . .        (51,720)      (210,213)         (3,668,712)
                                                                                  ----------     ----------          ----------

  Net increase (decrease) in net assets   . . . . . . . . . . . . . . . . . .        227,422        (82,487)           (847,654)
                                                                                  ----------     ----------          ----------
Net Assets:
  Beginning of period   . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,253,201      1,335,688           2,183,342
                                                                                   ---------     ----------          ----------
  End of period   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $1,480,623     $1,253,201          $1,335,688
                                                                                  ==========     ==========          ==========

See Notes to Financial Statements.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series B
Notes to Financial Statements
For the Years Ended December 31, 1993, 1992 and 1991
- ---------------------------------------------------------------------------

1.  Significant Accounting Policies
The Fund is registered under the Investment Company Act of 1940 as a unit investment trust. Units of the Fund are sold only to separate investment accounts of life insurance companies to fund variable life insurance policies. The Fund's sponsor is Oppenheimer Funds Distributor, Inc. The following is a summary of significant accounting policies consistently followed by the Fund. The policies are in conformity with generally accepted accounting principles.

(a) Securities are stated at value as determined by the Evaluator based on bid side evaluations for the securities.

(b) Cost of securities have been adjusted to include the accretion of original issue discount on the Stripped Treasury Securities.

2.     Net Capital

                                                                                                    December 31,
                                                                                           -------------------------------
                                                                                      1993            1992              1991
                                                                                      ----            ----              ----
1996 Series
- -----------
Cost of 2,004,095, 2,004,095 and 2,686,786 Units,
  respectively  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  991,255     $  991,255         $1,323,580
Less sales charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         16,009         16,008             20,351
                                                                                  ----------     ----------         ----------
Net amount applicable to certificateholders . . . . . . . . . . . . . . . . .        975,246        975,247          1,303,229
Accretion of original issue discount  . . . . . . . . . . . . . . . . . . . .        724,869        597,933            649,323
Net unrealized appreciation of investments  . . . . . . . . . . . . . . . . .        129,314        120,372            149,021
                                                                                  ----------     ----------         ----------
Net capital applicable to certificateholders  . . . . . . . . . . . . . . . .     $1,829,429     $1,693,552         $2,101,573
                                                                                  ==========     ==========         ==========

2006 Series
- -----------
Cost of 3,220,427, 3,345,950, and 3,988,629 Units,
  respectively  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  934,290     $  971,084         $1,159,137
Less sales charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         11,338         12,120             15,778
                                                                                  ----------     ----------         ----------
Net amount applicable to certificateholders . . . . . . . . . . . . . . . . .        922,952        958,964          1,143,359
Accretion of original issue discount  . . . . . . . . . . . . . . . . . . . .        248,789        161,622             86,235
Net unrealized appreciation of investments  . . . . . . . . . . . . . . . . .        308,882        132,615            106,094
                                                                                  ----------     ----------         ----------
Net capital applicable to certificateholders  . . . . . . . . . . . . . . . .     $1,480,623     $1,253,201         $1,335,688
                                                                                  ==========     ==========         ==========

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series B
Notes to Financial Statements
For the Years Ended December 31, 1993, 1992 and 1991 (Concluded)
- ---------------------------------------------------------------------------

3.     Expenses
Trustee's fees and other expenses incurred by the Fund are limited to the amount of income generated by the Interest Bearing Treasury Securities in each Series. Any excess expenses are assumed by the Sponsor.

4.     Capital Share Transactions

Issuance
Additional Units were issued by the Fund during the periods ended December 31, 1993, 1992 and 1991 as follows:

                                                                                        1993            1992               1991
                                                                                        ----            ----               ----
       1996   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             -                -                  -
       2006   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             -                -          8,836,838

Redemption
During 1993, 1992 and 1991, the Sponsor elected to redeem units of the Fund as follows:

                                                                                        1993            1992               1991
                                                                                        ----            ----               ----
       1996   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             -          682,691            918,580
       2006   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        125,523         642,679         12,753,162

The total proceeds were remitted to the sponsor.

5.     Income Taxes
All income received, accretion of original issue discount, expenses paid, and realized gains and losses on securities sold are attributable to the holder, on a pro rata basis, for Federal income tax purposes in accordance with the grantor trust rules of the Internal Revenue Code.
At December 31, 1993, the cost of investment securities for Federal income tax purposes was approximately equivalent to the adjusted cost as shown in each Series' portfolio.

6.     Distributions
It is anticipated that each Series will not make any distributions until the first business day following the maturity of its holding in the Stripped Treasury Securities which are non-interest bearing.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series B
Portfolios as of December 31, 1993

- -----------------------------------------------------------------------------------------------------------------------------
Series No. and                                             Coupon                      Face           Adjusted
Title of Securities                                         Rates     Maturities      Amount          Cost (+)       Value (*)
- ------------------------------------------------------------------------------------------------------------------------------
1996 Series
- -----------
  Stripped Treasury Securities  . . . . . . . . . . .          0%       2-15-96   $1,996,283        $1,691,145      $1,820,594
  U.S. Treasury Notes . . . . . . . . . . . . . . . .      11.50%      11-15-95        7,812             8,970           8,835
                                                                                  ----------        ----------      ----------
        Total   . . . . . . . . . . . . . . . . . . .                             $2,004,095        $1,700,115      $1,829,429
                                                                                  ==========        ==========      ==========
2006 Series
- -----------
  Stripped Treasury Securities  . . . . . . . . . . .          0%       2-15-06   $3,207,000        $1,155,440      $1,461,876
  U.S. Treasury Notes . . . . . . . . . . . . . . . .      10.75%       8-15-05       13,427            16,301          18,747
                                                                                  ----------        ----------      ----------
       Total  . . . . . . . . . . . . . . . . . . . .                             $3,220,427        $1,171,741      $1,480,623
                                                                                  ==========        ==========      ==========

- -------------------------
(+) See Notes to Financial Statements.
(*) The aggregate values based on offering side evaluations at December 31, 1993 were as follows:

                            Series                               Amount
                            ------                               ------
                              1996 . . . . . . . . . . .     $1,830,943
                              2006 . . . . . . . . . . .      1,487,507

See Notes to Financial Statements.

Investment Summary of Series B+
as of December 31, 1993
- ---------------------------------------------------------------------------

Series B is a series unit investment trust consisting of three separate series, each with its own portfolio. As of December 31, 1993, there are two series which are still outstanding, these are the 1996 Series and the 2006 Series designated for the maturities of their underlying Portfolios. (See Portfolios herein).

                                                                                                   1996             2006
                                                                                                  Series           Series
- -----------------------------------------------------------------------------------------------------------------------------
Face Amount of Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $ 2,004,095        $ 3,220,427
Number of Units . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            2,004,095          3,220,427
Fractional Undivided Interest in Fund Represented by Each Unit  . . . . . . . . . .          1/2,004,095 th     1/3,220,427 th
Offering Price per 1,000 Units***
    Aggregate offering side evaluation of Securities in Fund*   . . . . . . . . . .          $ 1,830,943.00     $ 1,487,507.00
                                                                                             --------------     --------------
    Divided by number of Units times 1,000  . . . . . . . . . . . . . . . . . . . .          $       913.60     $       461.90
    Plus the applicable transaction charge**  . . . . . . . . . . . . . . . . . . .                    4.57               6.93
                                                                                             --------------     --------------
    Offering Price per 1,000 Units  . . . . . . . . . . . . . . . . . . . . . . . .          $       918.17     $       468.83
                                                                                             ==============     ==============
Sponsor's Repurchase Price per 1,000 Units (based on offering side evaluation of
  underlying Securities)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $       913.60     $       461.90
Redemption Price per 1,000 Units (based on bid side evaluation of underlying
  Securities)**** . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $       912.85     $       459.76
Calculation of Estimated Net Annual Interest Income per 1,000 Units Received in
  Cash by the Fund
    Gross annual income per 1,000 Units   . . . . . . . . . . . . . . . . . . . . .          $         0.45     $         0.45
    Less estimated annual expense per 1,000 Units   . . . . . . . . . . . . . . . .                    0.45               0.45
                                                                                             --------------     --------------
    Net annual income per 1,000 Units   . . . . . . . . . . . . . . . . . . . . . .          $         0.00     $         0.00
                                                                                             ==============     ==============
Distributions
    Distributions will be made on the first business day following the maturity of each Security in a Series to holders of record on the business day immediately preceding the date of such distribution.
Trustee's Annual Fee
    Per $1,000 face amount of underlying Securities (see Expenses and Charges)
                                                                                             $         0.35     $         0.35
Evaluator's Fee for Each Evaluation
    $.35 for each issue of underlying Securities.
      Treating separate maturities as separate issues.
Evaluation Time
    3:30 P.M. New York Time
Mandatory Termination Date
    January 1, 2036
Minimum Value of Fund
    Trust Indenture may be terminated with respect to any Series if the value of that Series is less than 40% of the face amount of Securities.

- ----------------
    +  The Indenture was signed and the initial deposit was made as of January 27, 1986.
    *  The aggregate offering side evaluation of the obligations is  determined by the Evaluator on the basis of current offering prices for the obligations.
   **  The transaction  charges currently applicable to the 1996 Series and the 2006 Series are .50%  and 1.50% of their respective
       Offering Price per 1,000 Units (.503% and 1.523%, respectively, of the net amount invested in Securities).
  ***  These figures are computed by dividing the aggregate offering side evaluation of the underlying Securities in the particular
       Series (the price at which they could be purchased directly by the public if they  were available) by the number of Units of the Series outstanding, multiplying the result times 1,000 and adding  the applicable transaction charges described in the preceding footnote.  These figures assume a  purchase of 1,000 Units.  The  price of a single Unit, or any multiple  thereof, is calculated by dividing the Offering Price per 1,000 Units above by 1,000 and multiplying by the number of Units.
 ****  Figures shown  are $5.32 and  $9.07 less than  the Offering Price  per 1,000 Units and  $0.75 and $2.14  less than  the
       Sponsor's Repurchase Price per 1,000 Units, with respect to the 1996 Series and the 2006 Series, respectively.